Exhibit 99.2

July 22, 2024

Board of Directors

Blue Ocean Acquisition Corp. (NASDAQ:BOCN)

2 Wisconsin Circle, 7th Floor

Chevy Chase, MD | 20815 | United States

Re:	Consent of Newbridge Securities Corporation

Reference is made to our opinion letter, dated June 4, 2023 (the “Newbridge Opinion”), with respect to the fairness from a financial point of view to the shareholders of Blue Ocean Acquisition Corp. (“BOCN”) of the Merger Consideration (as defined in the Newbridge Opinion) pursuant to the Business Combination Agreement, dated as of June 5, 2023.

Newbridge Securities Corporation (“Newbridge”) hereby consents to (i) the inclusion of the Newbridge Opinion as an annex to the proxy statement/prospectus that is being filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination transaction involving BOCN and TNL Mediagene (formerly known as The News Lens Co., Ltd.) (“TNLMG”), which proxy statement/prospectus forms a part of TNLMG’s Registration Statement on Form F-4 that is being filed with the SEC, (ii) the references therein to Newbridge and (iii) the inclusion therein of related information such as (a) the summaries of and excerpts from the Newbridge Opinion, (b) the description of certain financial analyses underlying the Newbridge Opinion and (c) certain terms of our engagement by BOCN.

By giving such consent, Newbridge does not thereby admit that we are experts with respect to any part of such proxy statement/prospectus within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, or the rules and regulations of the SEC promulgated thereunder.

Sincerely,

Newbridge Securities Corporation

/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking